SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form  40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-    Director’s Dealings: Klaus J. Jacobs

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

Details of the Liable Person

Family Name	Jacobs

Forename	Klaus J.

Street	Newsells Park Stud

Postcode / City / Country	Barkway, Royston, Hertfortshire SG8 8DA, United Kingdom

Function	Non-executive member of the Board of Directors

This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	Triventura AG

Details of the product acquired / sold

Type of transaction	See below “Key conditions”.

Type of security	Other

Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	Equity linked financing contract granting inter alia to the creditor a right to call up to 10’480’349 Registered Shares of Adecco SA between 17 August 2007 and 28 February 2008 as well as, subject to such right not being exercised, requiring the debtor (Triventura AG) to deliver a number (depending on the development of their market price) of up to 12’000’000 Registered Shares of Adecco SA on 27 March 2008.

Klaus J. Jacobs is a minority shareholder of Triventura AG.

Number of units traded	See above.

Price received	n/a.

Date of trade and place (“relevant binding transaction”)	8 November 2006 / Zurich

Reason for transaction (optional)	Refinancing of the second tranche of 12’000’000 Registered Shares of Adecco SA as filed in December 2005.

Date: Zurich, 10 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated:	10 November 2006	By:	/s/ Dominik de Daniel

Dominik de Daniel Chief Financial Officer

Dated:	10 November 2006	By:	/s/ Hans R. Brütsch

Hans R. Brütsch Corporate Secretary